Exhibit 99.1

SaverOne Protection System Installed in NovoLog Pharmaceutical Delivery Trucks

A new vertical for SaverOne ensuring safe transportation and delivery of critical pharmaceutical products

Petah Tikvah, Israel, September 13, 2022 – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company engaged in transportation safety solutions, today announced that SaverOne has penetrated the pharmaceutical delivery vertical, installing an initial 10 SaverOne systems on Novolog delivery trucks. The potential is hundreds of delivery trucks in Israel. Novolog is a leading Israeli healthcare company, with a focus on pharmaceutical and medical device distribution and logistics.

Mr. Gilboa, CEO of SaverOne commented, “The transportation of critical medicines and medical devices is an exceptionally sensitive activity, where a truck accident can be very costly financially and in terms of the life risks to those who are relying on the end-products. The safe delivery of medical assets is another critical application where SaverOnes’ products and service significantly reduce accidents by ensuring no driver distraction, leading to safe delivery and lower potential financial loss, and most importantly- lives saved. We are pleased to be working with NovoLog in this critical area, which publicly demonstrates a very important use-case for our technology. We look forward to expanding our relationship with Novolog, ultimately reaching their entire fleet.”

Commented Meir Barav, CEO Novolog Logistics, “One of our biggest worries within medical delivery logistics is a truck accident which can cause damaging ripple effects across the entire supply chain and millions of dollars of losses. SaverOne brings a fantastic solution to the primary cause of car accidents- mobile phone distraction while driving. We see the SaverOne system as a key solution to lower some significant potential business risks by ensuring our delivery truck drivers remain focused on their driving.”

About the SaverOne System

SaverOne systems can be installed in private vehicles, trucks and buses and provide a solution to the problem of driver distraction away from the road, that results from drivers using specific distracting applications on the mobile device while driving, in a way that endangers their safety and the safety of passengers. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile device while driving.

SaverOne’s technology specifically recognizes the driver area in the vehicle and prevents the driver from accessing distracting applications such as messaging while allowing navigation, without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets, as well as insurance and leasing companies that are very interested in reducing potential damages and significant costs. SaverOne is initially addressing car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future. The Company’s longer-term strategy is to address vehicle manufacturers, to install the Company’s protection technologies in the vehicle manufacturing process as an OEM.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of transportation safety solutions designed to save lives by preventing car accidents resulting from distraction, by the use of mobile phones while driving. The SaverOne system provides an advanced driver safety solution that can identify and monitor mobile phones located in the driver’s vicinity and selectively block use of distracting applications that may become life-threatening.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our planned level of revenues and capital expenditures; our ability to market and sell our products; our plans to continue to invest in research and development to develop technology for both existing and new products; our intention to advance our technologies and commercialization efforts; our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights; our expectations regarding future changes in our cost of revenues and our operating expenses; our expectations regarding our tax classifications; interpretations of current laws and the passage of future laws; acceptance of our business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; our intention to retain key employees, and our belief that we maintain good relations with all of our employees; the impact of the COVID-19 pandemic, and resulting government actions on us; and other risks and uncertainties, including those listed in the section titled “Risk Factors” in the final prospectus on Form 424b4 filed with the Securities and Exchange Commission on June 6, 2022. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft
+1 212 378 8040
saverone@ekgir.com

Israeli Investors Contact:

Jonathan Eilat
John@theinvestor.co.il